Exhibit 12.1

Elizabeth Arden, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	2011	2012	2013	2014	2015
Earnings (loss), as defined:
Net income (loss) (1)	$40,989	$57,419	$40,711	$(147,196)	$(225,287)
Provision for income taxes	8,637	16,093	6,940	56,832	6,297
Fixed charges, per below	28,358	29,175	31,823	34,109	37,564

Total earnings (loss) (as defined below)	$77,984	$102,687	$79,474	$(56,255)	$(181,426)

Fixed Charges:
Interest	$20,151	$20,512	$22,942	$24,644	$28,866
Rent expense interest factor (2)	6,877	7,416	7,514	8,284	7,938
Amortization of senior note costs, premiums, bank costs and swap termination costs	1,330	1,247	1,367	1,181	760

Total fixed charges	$28,358	$29,175	$31,823	$34,109	$37,564
Preferred Stock Dividends (3)	—	—	—	—	22,333

Total fixed charges and preferred stock dividends	$28,358	$29,175	$31,823	$34,109	$59,897
Ratio of earnings to combined fixed charges and preferred dividends (4)	2.75	3.52	2.50	—	—

The Company’s consolidated ratios of earnings (loss) to fixed charges were computed by dividing earnings (loss) by fixed charges. For this purpose, earnings (loss) are the sum of net income (loss) as defined in Note 1 below, plus taxes, and fixed charges. Fixed charges include interest, amortization of debt costs, discount on premium related to indebtedness, and one-third of rental expense.

(1)	Net Income (loss) excluding amounts attributable to noncontrolling interests.
(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations. Approximately one-third of rental expense applies for all periods presented.
(3)	Preferred stock dividends include accretion. Prior to August 19, 2014, the Company did not have any preferred stock outstanding. Preferred dividends and accretion shown here relate to the Company’s Series A Serial Preferred Stock, par value $0.01 per share.
(4)	For the fiscal year ended June 30, 2014, earnings were insufficient to cover fixed charges, and for the fiscal year ended June 30, 2015, earnings were insufficient to cover fixed charges and preferred dividends. Additional earnings of approximately $90.4 million were necessary for the fiscal year ended June 30, 2014, and additional earnings of $241.3 million were necessary for the fiscal year ended June 30, 2015, to provide a one-to-one coverage ratio for such fiscal years.